# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 20, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Bovie Medical Corporation

### File No. 001-31885 - CF#26850

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Bovie Medical Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2011, as amended with reduced redactions from the same agreement filed as Exhibit 10.1 to Form 10-Q/A on September 19, 2011.

Based on representations by Bovie Medical Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1                through February 22, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel